                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 16, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

FOR IMMEDIATE RELEASE

CONTACTS:
MERANT                                  VMW Corporate & Investor Relations
Ken Sexton                              Sylvia Dresner/Vicki Weiner
Chief Financial Officer                 United States
301 838 5228                            212 616 6161
Ken.Sexton@merant.com                   Info@vmwcom.com

Larry De'Ath                            Financial Dynamics
MERANT                                  Giles Sanderson/Edward Bridges
VP, Investor Relations                  United Kingdom
301 838 5228                            44 (0) 171 831 3113
Larry.Death@merant.com                  edward.bridges@fd.com

               MERANT's Second Quarter Net Income Rises Fourfold
         Launch of MERANT Egility Sets the Stage for E-Business Growth

www.merant.com - November 16, 1999 - MERANT (Nasdaq National Market (NNM): MRNT; London Stock Exchange (LSE): MRN), a global leader in enterprise application development and e-business solutions, today reported a fourfold rise in net income for the second fiscal quarter ended October 31, 1999.

For the second fiscal quarter, revenues rose to $92.2 million from $87.2 million in the prior year's second quarter under U.S. generally accepted accounting principles (or "GAAP"). The Company reported revenues of $87.6 million in the first quarter of the current fiscal year. Net earnings advanced to $4.3 million from $1.1 million in last year's second quarter, and are up from $0.9 million in the first fiscal quarter. Pre-tax operating earnings before goodwill amortization for the quarter ended October 31, 1999 were $7.7 million as compared to $0.9 million in last year's second quarter. Diluted earnings per American Depositary Share (ADS) were $0.14 as compared to $0.04 per ADS in the comparable prior year period and $0.03 per ADS in the first quarter of fiscal 2000.

Under U.K. GAAP, revenues were GBP 57.0 million for the quarter ended October 31, 1999 as compared to GBP 40.1 million for the same period last year. Revenues for this year's first fiscal quarter ended July 31, 1999 were GBP 54.9 million. Operating profit before goodwill amortization advanced to GBP 4.7 million as compared to GBP 3.9 million in the second quarter of fiscal 1999, and up from GBP 0.8 million from this year's first fiscal quarter. Earnings per ordinary share before amortization of goodwill was 2.5 pence per share as compared with
3.1 pence per share in last year's second quarter.

"During the second quarter, we made substantial strides in strengthening MERANT's position in enterprise-based e-business solutions," said MERANT president and CEO Gary Greenfield. "A critical element of our e-business strategy was implemented with the launch of MERANT Egility(tm), a new framework that provides rapid delivery of e-enabling technology and expertise, a priority for development teams worldwide. With Egility, we are leveraging our e-business core strengths that currently exist throughout MERANT in creating the new, transforming the existing, integrating the enterprise and managing the application environment. We are encouraged by the increase in e-related revenues in the second quarter and continuing demand for our application development management and data connectivity solutions."

"Most recently, we announced our intention to acquire EnterpriseLink Technology Corporation, an innovative supplier of enterprise extension software. This acquisition will help our customers' further extend applications for e-business and leverage their substantial investments in existing software assets. We expect continued growth in the e-business sector of our business during the second half of this fiscal year," Greenfield indicated.

Commenting on the Company's financial performance, Ken Sexton, MERANT's chief financial officer, noted, "Our revenue results reflect the transition to increasing e-business sales, as related new products and services enter the mix. With year 2000 (Y2K) revenues excluded, we have actually seen a license fee revenue increase of 24% and overall revenues increasing 16%. As anticipated, operating margins improved as we began to realize the full cost savings from our merger consolidation program."

MERANT's most recent and second quarter highlights include:

* MERANT Launches Egility for E-Enabling the Enterprise - MERANT Egility is a new framework that delivers technology and expertise to quickly address the application issues surrounding e-enablement. This framework delivers Egility solutions for creating e-business strategy, building e-commerce sites, extending legacy applications, accessing and integrating data and applications, managing web content, developing web applications, and more.

* MERANT Enters into Agreement to Acquire EnterpriseLink - MERANT announced it has entered into a definitive agreement to acquire privately-held EnterpriseLink Technology Corporation, an innovative supplier of enterprise extension software. The acquisition will enhance MERANT's ability, through the MERANT Egility framework, to integrate and extend existing applications to quickly e-enable the enterprise.

* MERANT Introduces Egility Web Content Management Solution - The mixing of creative content with mission critical applications greatly increases the number of changes that must be managed, as well as the risks of making mistakes. MERANT Egility Web Content Management delivers the infrastructure and process expertise for managing Web content and applications and all of the changes that enable the enterprise to compete in an e-business world.

* MERANT Egility Speeds Data Integration for E-Business - The new MERANT Egility Data Integration solution helps optimize the use of an organization's data across the enterprise value chain, enabling e-business capabilities such as information integration, secure business transactions, direct mainframe connectivity and application server support.

*    Siebel Selects MERANT DataDirect for Enterprise Data Access and Integration
     - Siebel Systems the leading supplier of Web-based front office software systems, selected DataDirect Connect (tm) ODBC drivers for market-leading data access. With this license agreement, Siebel Systems will include MERANT's DataDirect Connect ODBC drivers as a component of its front office applications and development environments.

* Java Developer's Journal Awards MERANT PVCS Readers' Choice Award - The PVCS (r) Series received top honors among development teams by winning the coveted Java Developer's Journal Readers' Choice Award for "Best Team Development Tool." The PVCS Series' appeal to developers is founded on its developer tailored interfaces and its ability to offer a market leading software configuration management (SCM) solution that is based on the Java platform.

* DoubleClick Selects MERANT PVCS to Manage Core Applications - DoubleClick has purchased an enterprise-wide license for PVCS to manage source code and projects throughout the organization. The industry's leading global Internet advertising solutions company, DoubleClick has signed a three-year license agreement to use PVCS software configuration management solutions.

* SoftBank Technology Corporation Adopts MERANT PVCS Version Manager for Web Development - SoftBank Technology Corporation, a system integrator specializing in electronic commerce, has adopted PVCS, the industry-leading solution for organizing, managing and protecting enterprise software assets.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT's Egility empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with $370 million in annual revenues and 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for revenue and profit growth, future demand for MERANT's Egility, e-commerce, enterprise extension, application development management and data connectivity solutions, growth in MERANT's e-commerce business, features and benefits of MERANT's products and services, and expectations for MERANT's enterprise extension software business, including the completion of the acquisition and integration of EnterpriseLink Technology Corporation. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by the forward-looking statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development, data access and e-commerce solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, the market acceptance of e-commerce solutions generally, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, as submitted to the SEC and as it may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Trademark Notice

MERANT, Egility and DataDirect Connect are trademarks, and DataDirect, and PVCS are registered trademarks, of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.

Securities Exchanges

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, MERANT commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

                   (Tables and Supplemental Analysis Follow)

U.S. GAAP results

In the U.S. formatted financial statements, which are prepared in accordance with U.S. generally accepted accounting principles, or GAAP (with the exception of footnotes), the merger with INTERSOLV completed in September of 1998 was accounted for as a pooling-of-interests. Accordingly, all U.S. financial data presented in this report include the results of INTERSOLV.

Review of 2nd Quarter - Revenues for the second fiscal quarter ended October 31 1999, were $92.2 million, an increase of 6% over last year's comparable quarter. Revenue increased in all almost major solution areas except for the Year 2000 (or "Y2K") area. Non-Y2K revenue increased 16% compared to last year's same quarter. Revenues from Y2K represented 8% of total revenue for the quarter, down from 17% a year ago.

Gross margins improved to $69.2 million, or 75% of revenue. Improved margins in MERANT's consulting business combined with higher license fee revenue were the primary reason for increased margins. Operating costs increased slower than revenue, as additional investments in sales and marketing programs were offset somewhat by savings in other areas. Operating income, before goodwill amortization charges, was $7.7 million compared with $0.9 million in the second quarter last year. Last year's second quarter, included one-time charges of $49.7 million related to the merger with INTERSOLV. Net income per ADS was $0.14 compared with $0.04 for the corresponding period last year. Net earnings per ADS excluding goodwill amortization in the second quarter of fiscal 2000 were $0.20 as compared to $0.06 for the prior year's comparable period.

In August of 1999, MERANT completed the acquisition of the e-business consulting company, the Marathon Group, for approximately $15 million in cash. The acquisition was accounted for using the purchase method.

Review of 1st Half - Year-to-date revenues were $179.8 million, down 1% compared to the six months ended October 31 1998. Non-Y2K revenue increased 7% in the first half of this fiscal year. Revenue from Y2K products and services represented 9% of total revenue, down from 17% for the first half of last year.

Gross margins for the half year were $133.6 million, or 74% of revenue, compared to $130.3 million, or 71% of revenue, for the corresponding period last year. Operating income, before goodwill amortization charges, was $9 million compared with $11.3 million for the first half of last year. Net income was $5.1 million, compared to $8.4 million. Net income per diluted ADS was $0.17 compared with $0.28 per ADS for the corresponding period last year. Net income excluding goodwill amortization per ADS was $0.36 in this year's first six months, as compared to $0.50 per ADS for last year's first six months.

Summary financial results excluding non-recurring items are as follows:

----------------------------------------------------------------------------------------------------------------
U.S. dollars, U.S. GAAP
(in millions, except per ADS amounts)          Three               Three                 Six                 Six
                                              months              months              months              months
                                               ended               ended               ended               ended
                                             Oct 31,             Oct 31,             Oct 31,             Oct 31,
                                                1999                1998                1999                1998
----------------------------------------------------------------------------------------------------------------
Revenue                                      $92.2m              $87.2m              $179.8m             $182.4m
----------------------------------------------------------------------------------------------------------------
EBITA                                        $ 7.7m              $ 0.9m              $  9.0m             $ 11.3m
----------------------------------------------------------------------------------------------------------------
Earnings per ADS - excluding goodwill        $ 0.20              $ 0.06              $  0.36             $  0.50
----------------------------------------------------------------------------------------------------------------
Net income                                   $ 4.3m              $ 1.1m              $  5.1m             $  8.4m
----------------------------------------------------------------------------------------------------------------
Earnings per ADS - diluted                   $ 0.14              $ 0.04              $  0.17             $  0.28
----------------------------------------------------------------------------------------------------------------
Notes:
*    Basis of  presentation:  in accordance with U.S. GAAP, the INTERSOLV merger has been  accounted  for as a  pooling-of-interests,  and  accordingly  all periods  presented in U.S. format  disclose the combined  results of MERANT and INTERSOLV.

* EBITA is earnings before interest, taxes, goodwill amortization charges, and non-recurring items.


U.K. GAAP results

In the U.K. formatted financial statements, which are prepared in accordance with U.K. GAAP (with the exception of footnotes), the purchase of INTERSOLV was accounted for as an acquisition. Accordingly, the U.K. format results incorporate the trading of INTERSOLV only from September 24, 1998, the date of its acquisition. Goodwill arising from the acquisition, which totalled GBP 140.1 million, will be charged against income over a four-year term, resulting in a pre-tax charge of GBP 8.8 million per quarter.

Review of 2nd Quarter - Revenue for the quarter  ended  October 31, 1999 was GBP
57.0 million, an increase of 42% compared to the GBP 40.1 million reported for the quarter ended October 31, 1998. The increase principally reflects the full inclusion of revenue earned by the INTERSOLV business in the current year. Operating expenses showed a similar percentage increase. Operating profit before goodwill charges was GBP 4.7 million, compared to GBP 3.9 million for the comparable prior year period. Excluding the effect of goodwill charges and exceptional items, earnings after taxation was GBP 3.5 million, or 2.5 pence per share, compared to GBP 3.2 million, or 3.1 pence per ordinary share for the second quarter last year. Amortization of goodwill relating to acquisitions totaled GBP 9.7 million in the current quarter, compared to GBP 3.9 million in the corresponding quarter last year. Including the effect of goodwill charges, loss after taxation was GBP 6.1 million and loss per ordinary share was 4.4 pence, compared to a loss after taxation of GBP 8.8 million and loss per ordinary share of 8.6 pence for the second quarter of last year.

Review of 1st Half - Revenue for the six months  ended  October 31, 1999 was GBP
111.9 million, compared to GBP 69.4 million for the six months ended October 31 1998. The increase reflects the full inclusion of revenue earned by the INTERSOLV business in the current fiscal period. Operating profit before goodwill charges was GBP 5.5 million, compared to GBP 8.3 million last year. Excluding the effect of goodwill charges and exceptional items, earnings after taxation was GBP 4.4 million, or 3.1 pence per ordinary share, compared to GBP
6.7 million, or 7.3 pence per ordinary share for the corresponding prior year period. Amortization of goodwill relating to acquisitions totaled GBP 18.4 million in the current half year, compared to GBP 4.0 million in the corresponding period last year. Including the effect of goodwill charges, loss after taxation was GBP 14.0 million and loss per ordinary share was 10.0 pence, compared to a loss after taxation of GBP 5.5 million and loss per ordinary share of 6.0 pence for the corresponding prior year period.

The acquisition of The Marathon Group in August 1999, has been accounted for using acquisition accounting. Revenue and profit after taxation were not material in the current period.

Summary financial results are as follows:

----------------------------------------------------------------------------------------------------------------
G.B. pounds, U.K. GAAP                         Three               Three                 Six                 Six
(in millions, except per                      months              months              months              months
ordinary share amounts)                        ended               ended               ended               ended
                                             Oct 31,             Oct 31,             Oct 31,             Oct 31,
                                                1999                1998                1999                1998
----------------------------------------------------------------------------------------------------------------
Revenue                                    GBP 57.0m           GBP 40.1m          GBP 111.9m           GBP 69.4m
----------------------------------------------------------------------------------------------------------------
EBITA                                       GBP 4.7m            GBP 3.9m           GBP  5.5m            GBP 8.3m
----------------------------------------------------------------------------------------------------------------
EPS excluding goodwill                          2.5p                3.1p                3.1p                7.3p
----------------------------------------------------------------------------------------------------------------
(Loss) after goodwill & taxation           (GBP 6.1m)          (GBP 8.8m)         (GBP 14.0m)          (GBP 5.5m)
----------------------------------------------------------------------------------------------------------------
(Loss) per ordinary share                      (4.4p)              (8.6p)             (10.0p)              (6.0p)
----------------------------------------------------------------------------------------------------------------
Notes:
*    Basis  of  presentation:  in  accordance  with  U.K.  GAAP,  the  INTERSOLV transaction has been accounted for as an  acquisition,  and accordingly the
     U.K.  format  results  include the results of INTERSOLV  from September 24,
     1998, the date of its acquisition.

* EBITA is earnings before interest, taxes, goodwill amortization charges, and exceptional items


CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT

----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share and ADS data)               Three months        Three months        Six months          Six months
(unaudited)                                                        ended               ended             ended               ended
                                                             October 31,         October 31,       October 31,         October 31,
                                                                    1999                1998              1999                1998
----------------------------------------------------------------------------------------------------------------------------------
Net revenue
     Product revenue                                             $46,542             $42,878           $89,068             $93,604
     Maintenance revenue                                          26,639              25,203            52,019              49,711
     Service revenue                                              18,986              19,078            38,675              39,119
----------------------------------------------------------------------------------------------------------------------------------
Total net revenue                                                 92,167              87,159           179,762             182,434
----------------------------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                                       2,273                2,942            4,828               5,704
     Cost of maintenance revenue                                   6,010                6,427           11,704              12,630
     Cost of service revenue                                      14,731               16,517           29,647              33,833
----------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                             23,014               25,886           46,179              52,167
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      69,153               61,273          133,583             130,267
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                                     15,417               15,249           29,909              30,729
     Sales and marketing                                          39,268               37,722           80,098              73,798
     General and administrative                                    6,807                7,398           14,619              14,476
     One time charges                                                  -               49,662                -              49,662
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                          61,492              110,031          124,626             168,665
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before goodwill amortization                         7,661              (48,758)           8,957             (38,398)
Goodwill amortization                                              1,746                  739            2,724               1,508
----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                             5,915              (49,497)           6,233             (39,906)
Interest income, net                                                 778                1,619            1,791               3,029
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  6,693              (47,878)           8,024             (36,877)
Income taxes                                                      (2,410)               5,574           (2,889)              1,802
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $4,283             ($42,304)          $5,135            ($35,075)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                 $0.03               ($0.29)           $0.04              ($0.25)
Net income (loss) per ADS: basic                                   $0.15               ($1.47)           $0.18              ($1.23)
----------------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share       144,220              143,642          144,006             143,130
Shares used in computing basic net income (loss) per ADS          28,844               28,728           28,801              28,626
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                               $0.03               ($0.29)           $0.04              ($0.25)
Net income (loss) per ADS: diluted                                 $0.14               ($1.47)           $0.17              ($1.23)
----------------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share     150,554              143,642          149,580             143,130
Shares used in computing diluted net income (loss) per ADS        30,111               28,728           29,916              28,626
----------------------------------------------------------------------------------------------------------------------------------
Excluding one time charges:
Income before income taxes                                         6,693                1,784            8,024              12,785
Net income                                                         4,283                1,123            5,135               8,352
Net income per ADS: diluted                                        $0.14                $0.04            $0.17               $0.28
----------------------------------------------------------------------------------------------------------------------------------

Note:  Each American Depositary Share, or ADS, represents five ordinary shares.


CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT

--------------------------------------------------------------------------
(in thousands)                               October 31,         April 30,
                                                    1999              1999
                                              (Unaudited)
--------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                   $86,666           $86,580
     Short-term investments                       24,949            34,804
     Accounts receivable, net                     98,784           111,317
     Prepaid expenses and other assets            11,549            13,485
--------------------------------------------------------------------------
Total current assets                             221,948           246,186
--------------------------------------------------------------------------
Fixed assets:
     Property, plant and equipment, net           48,726            46,090
     Goodwill, net                                23,945            10,239
     Software product assets, net                 14,979            17,007
     Other assets                                  3,134             3,560
--------------------------------------------------------------------------
Total assets                                    $312,732          $323,082
--------------------------------------------------------------------------
Liabilities and shareholders' equity

Current liabilities:
     Borrowings                                   $1,520            $2,716
     Accounts payable                              8,942            12,150
     Accrued employee compensation                19,536            24,352
     Income taxes payable                         18,369            18,325
     Deferred revenue                             59,710            69,155
     Other current liabilities                    24,166            29,869
--------------------------------------------------------------------------
Total current liabilities                        132,243           156,567
--------------------------------------------------------------------------
Deferred income taxes                             16,625            14,304
--------------------------------------------------------------------------
Total liabilities                               $148,868          $170,871
--------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares                               4,715             4,691
     Additional paid-in capital                  157,017           154,868
      and other reserves
     Treasury stock                               (7,393)           (7,552)
     Retained earnings                            13,985             8,850
     Accumulated other comprehensive loss         (4,460)           (8,646)
--------------------------------------------------------------------------
Total shareholders' equity                      $163,864          $152,211
--------------------------------------------------------------------------
Total liabilities and shareholders' equity      $312,732          $323,082
--------------------------------------------------------------------------

CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT


In thousands, except per share data          Three months        Three months        Six months          Six months
                                                    ended               ended             ended               ended
                                              October 31,         October 31,       October 31,         October 31,
                                                     1999                1998              1999                1998
                                               (unaudited)         (unaudited)       (unaudited)         (unaudited)
                                                  GBP'000             GBP'000           GBP'000             GBP'000
-------------------------------------------------------------------------------------------------------------------
Revenue
     Product revenue                               28,687              21,735            55,436              39,807
     Maintenance revenue                           16,590              10,871            32,405              18,712
     Service revenue                               11,753               7,532            24,084              10,892
-------------------------------------------------------------------------------------------------------------------
Total revenue                                      57,030              40,138           111,925              69,411
-------------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                        1,415               1,665             3,012               2,801
     Cost of maintenance revenue                    3,725               5,328             7,293               7,731
     Cost of service revenue                        9,180               2,992            18,455               5,869
-------------------------------------------------------------------------------------------------------------------
Total cost of revenue                              14,320               9,985            28,760              16,401
-------------------------------------------------------------------------------------------------------------------
Gross profit                                       42,710              30,153            83,165              53,010
-------------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                       9,504               6,405            18,573              11,547
     Sales and marketing                           24,422              16,620            49,886              27,648
     General and administrative                     4,069               3,259             9,205               5,548
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                           37,995              26,284            77,664              44,743
-------------------------------------------------------------------------------------------------------------------
Operating profit before amortisation of goodwill    4,715               3,869             5,501               8,267
Amortisation of goodwill                            9,660               3,862            18,414               3,998
-------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                            (4,945)                  7           (12,913)              4,269
Exceptional item - fundamental restructuring            -             (11,831)                -             (11,831)
-------------------------------------------------------------------------------------------------------------------
(Loss) before interest and taxation                (4,945)            (11,824)          (12,913)             (7,562)
Interest income, net                                  682                 972             1,320               1,684
-------------------------------------------------------------------------------------------------------------------
(Loss) before taxation                             (4,263)            (10,852)          (11,593)             (5,878)
Taxation                                           (1,864)              2,025            (2,456)                408
-------------------------------------------------------------------------------------------------------------------
(Loss) for the period after taxation               (6,127)             (8,827)          (14,049)             (5,470)
-------------------------------------------------------------------------------------------------------------------
(Loss) per share: basic                             (4.4p)              (8.6p)           (10.0p)              (6.0p)
(Loss) per share: diluted                           (4.4p)              (8.6p)           (10.0p)              (6.0p)
-------------------------------------------------------------------------------------------------------------------
Number of shares: basic                           140,522             102,802           140,254              91,216
Number of shares: diluted                         140,522             102,802           140,254              91,216
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET  -  IN U.K. FORMAT

-----------------------------------------------------------------------------
In thousands                                         October 31,    April 30,
                                                            1999         1999
                                                      (Unaudited)
                                                         GBP'000      GBP'000
-----------------------------------------------------------------------------
Fixed assets:
     Intangible fixed assets                             124,092      133,976
     Tangible fixed  assets                               29,711       28,633
     Investments                                           4,508        4,691
-----------------------------------------------------------------------------
Total fixed assets                                       158,311      167,300
-----------------------------------------------------------------------------
Current assets:
     Stock                                                 1,285        1,780
     Trade debtors                                        60,234       70,682
     Other debtors and prepaid expenses                    7,709        7,205
     Cash and bank deposits                               68,058       75,394
-----------------------------------------------------------------------------
Total current assets                                     137,286      155,061
-----------------------------------------------------------------------------
Creditors: amounts falling due within one year
     Bank loans and overdrafts                               927        1,696
     Trade creditors                                       5,453        7,546
     Accrued employee compensation                        11,912       15,126
     Current corporation tax                               6,775       11,534
     Accrued expenses and other current liabilities       12,166       13,835
     Deferred revenue                                     36,408       42,954
-----------------------------------------------------------------------------
Total current liabilities                                 73,641       92,691
-----------------------------------------------------------------------------
Net current assets                                        63,645       62,370
-----------------------------------------------------------------------------
Total assets less current liabilities                    221,956      229,670

Creditors: amounts falling due after more than one year        0            6
Provision for liabilities and charges                     12,706       12,555
-----------------------------------------------------------------------------
Net assets                                               209,250      217,109
-----------------------------------------------------------------------------
Capital and reserves
     Called up share capital                               2,888        2,873
     Share premium account and other reserves            190,577      189,261
     Profit and loss account                              15,785       24,975
-----------------------------------------------------------------------------
Total shareholders' equity                               209,250      217,109
-----------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MERANT plc
                                     (Registrant)


Date:  November 16, 1999          By: /s/ Kenneth A. Sexton
                                     ---------------------------------------
                                     Kenneth A. Sexton
                                     Chief Financial Officer